Exhibit 34.1

Report of Independent Registered Public Accounting Firm

UPFC Auto Receivables Trust 2006-B

The Board of Directors

United Auto Credit Corporation:

We have examined United Auto Credit Corporation’s (the “Company”) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for Asset Backed Notes, except for servicing criteria 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), and 1122(d)(4)(xii) which the Company has determined are not applicable to the activities performed by the Company with respect to the asset-backed securities transaction being serviced for the UPFC Auto Receivables Trust 2006-B, as of December 31, 2006 and for the period from December 14, 2006 to December 31, 2006. Management is responsible for the United Auto Credit Corporation’s compliance with those servicing criteria. Our responsibility is to express an opinion on United Auto Credit Corporation’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, the Company complied with the aforementioned servicing criteria, as described above, as of December 31, 2006, and for the period from December 14, 2006 to December 31, 2006, in all material respects.

/s/ Grobstein, Horwath & Company LLP

Costa Mesa, CA

February 28, 2007